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AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS OF SERIES A-1 PREFERRED UNITS
OF
OPAL FUELS LLC

This Amended and Restated Certificate of Designations (this “Certificate of Designations”) of OPAL Fuels LLC, a limited liability company organized and existing under the laws of the State of Delaware (the “Company”), sets forth the relative rights, powers, privileges, limitations and restrictions of a series of preferred units designated “Series A-1 Preferred Units,” as established by the Managing Member of the Company (the “Managing Member”) in accordance with the provisions of the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of July 21, 2022 (as may be amended and/or restated from time to time, the “Operating Agreement”), which amends and restates that certain Certificate of Designations of Series A-1 Preferred Units, dated November 29, 2021 (the “Prior COD”) in its entirety, as follows:

Section 1. Designation.

There is hereby authorized and created a series of preferred units of the Company, the designation of which shall be “Series A-1 Preferred Units”, and which Series A-1 Preferred Units shall constitute “Units” as defined in the Operating Agreement. Each Series A-1 Preferred Unit shall be identical in all respects to every other Series A-1 Preferred Unit.

Section 2. Number of Units.

The number of authorized Series A-1 Preferred Units shall be 600,000. That number from time to time may be increased or decreased (but not below the number of Series A-1 Preferred Units then outstanding) by further resolution duly adopted by the Managing Member and by updating this Certificate of Designations stating that such increase or decrease, as the case may be, has been so authorized; provided, however, that any decrease shall require the advanced written consent of the Requisite Holders. The Company may issue fractional Series A-1 Preferred Units.

Section 3. Definitions.

As used herein with respect to Series A-1 Preferred Units:

“1st Anniversary Date” means the first (1st) anniversary of the A&R Date.
“2nd Anniversary Date” means the second (2nd) anniversary of the A&R Date.
“5th Anniversary Date” means the fifth (5th) anniversary of the A&R Date.
“A&R Date” means March 6, 2026.
“Adjusted EBITDA” means, with respect to any period (a “Measurement Period”) for any Person, the Consolidated net income of such Person for such Measurement Period, adjusted as follows (without duplication and to the extent deducted or added, as applicable, in the calculation of Consolidated net income for such period):

(a)plus
(i)interest and financing expense, net;

(ii)income tax provisions, net;

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(iii)net income attributable to non-redeemable non-controlling interests;

(iv)depreciation, amortization and accretion;

(v)adjustments to reflect Adjusted EBITDA from equity-method investments;

(vi)fair-value changes (including derivative and mark-to-market adjustments);

(vii)non-recurring or extraordinary charges, losses or expenses (including transaction and restructuring costs, plant commissioning and integration expenses, and other one-time charges, losses from sales or other dispositions of assets outside the ordinary course of business);

(viii)stock-based compensation and other non-cash employee compensation expenses;

(ix)major maintenance expenditures;

(x)renewable natural gas project development costs and associated pre-operational expenses;

(xi)all Transaction Expenses and Investor Transaction Fees (as defined in the Subscription Agreement) to the extent paid in cash and not capitalized;

(xii)net proceeds from any monetization of any Clean Fuels Production Tax Credit received by such Person pursuant to Section 45Z of the Code to the extent not already included in such Person’s net income for the relevant Measurement Period, as determined in accordance with GAAP;

(xiii)net proceeds from the monetization of investment tax credits to the extent not already included in such Person’s net income for the relevant Measurement Period, as determined in accordance with GAAP;

(xiv)pro forma adjustments giving effect to acquisitions or such other events directly attributable to a project or business combination as if such event occurred at the beginning of the relevant Measurement Period;

(xv)any non-cash charges or write-downs; and

(xvi)all other customary add-backs consistent with the Parent’s past practice or public disclosures;

(b)minus
(i)gains from sales or other dispositions of assets outside the ordinary course of business; and

(ii)any non-cash mark-to-market gains or fair-value adjustments increasing Consolidated net income for such period;
and including (for the avoidance of doubt):

(iii)pro forma adjustments giving effect to dispositions or other events directly attributable to a project or business combination as if such event occurred at the beginning of the relevant period;

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(iv)such Person’s share of Adjusted EBITDA from any equity-method investees;
and

(v)any other adjustments customarily reflected in the Parent’s reported Adjusted EBITDA as publicly disclosed in its filings or investor materials with respect to such Person and its Consolidated Subsidiaries.

For the avoidance of doubt, Adjusted EBITDA shall be determined consistently with the Parent’s publicly reported “Adjusted EBITDA” as presented in its financial statements prepared in accordance with GAAP, including all adjustments customarily applied therein.

All determinations of Adjusted EBITDA shall be made on a consistent basis with the Parent’s reporting methodology and historical accounting policies.

“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is Controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

“Base Amount” means, as determined as of any date with respect to any Series A-1 Preferred Unit, the sum of (i) the Original Issue Price and (ii) the amount of any accrued and unpaid cash dividends thereon that have been compounded as of such date pursuant to Section 4. (a) (which clause (ii), for the avoidance of doubt, shall not include the amount of any cash dividends that were satisfied pursuant to Section 4(a) via the issuance of additional Series A-1 Preferred Units in lieu of payment thereof).

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

“Change of Control” means (a) (i) Fortistar LLC and its Affiliates and (ii) any Qualified Transferees, collectively, shall cease to own and Control, on a fully diluted basis, directly or indirectly, more than fifty and one tenth percent (50.1%) of the voting interest in the equity of, or otherwise control the management and operations of Parent; and (b) Fortistar LLC ceases to own and Control more than 50% of the direct or indirect voting interests of the equity of Parent held by it as of March 6, 2026.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Units” means the Company’s “Common Units” as defined in the Operating
Agreement.

“Consolidated” refers, with respect to any Person, to the consolidation of accounts of such Person and its Subsidiaries (except to the extent otherwise expressly provided herein) in accordance with GAAP.

“Consolidated Subsidiaries” means the Subsidiaries of the Company that are Consolidated with the Company.

“Contract” means any written agreement, contract, license, sublicense, subcontract, settlement agreement, lease, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature. “Contractual” has meanings correlative thereto.

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“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by Contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Dividend Payment Date” means March 31, June 30, September 30 and December 31 of each year, beginning, in respect of a Series A-1 Preferred Unit, with the first such date to occur following the date such Series A-1 Preferred Unit is issued.

“Dividend Period” means, with respect to a Series A-1 Preferred Unit, the period from, and including, the date of issuance of the Series A-1 Preferred Unit or any Dividend Payment Date to, but excluding, the next Dividend Payment Date.

“Excess Cash Flow” means, cash flow of the Company and its Subsidiaries available for the redemption of the Series A-1 Preferred Units in accordance with laws of the state of Delaware, after the payment of the operating expenses of the Parent, the Company and the Company’s Subsidiaries, including, but not limited to, maintenance costs and capital expenditures.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fitch” means Fitch Group, Inc., or its successor.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

“Governmental Authority” means any nation or government, any state, county, city or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Incurrence Limitation” means (i) during the period from the A&R Date until September 30, 2027, the greater of (I) $550 million and (II) 5.0x the Company’s LTM Adjusted EBITDA, and (ii) for the remaining period that any Series A-1 Preferred Units remain outstanding, 4.5x the Company’s LTM Adjusted EBITDA.

“Indebtedness” means, with respect to the Company and its Subsidiaries as of any applicable determination date hereunder, an amount equal to the sum of, without duplication (and, in each case, irrespective of whether GAAP require such obligations be reported as indebtedness of the Company or its Subsidiaries on the Company’s or its Subsidiaries’ financial statements or whether the Company or its Subsidiaries actually so report such obligations): (i) all obligations of the Company or its Subsidiaries for borrowed money or in respect of loans or advances, and (ii) all obligations of the Company or its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments or debt securities; provided, however, that, for the avoidance of doubt, Indebtedness shall not include
(A) any intercompany indebtedness or (B) any trade payables incurred in the ordinary course of business and payable in accordance with customary practices; and provided, further, that with respect to any Subsidiary of the Company that is not wholly-owned (a “Non-Wholly Owned Subsidiary”), “Indebtedness” shall only include a pro rata portion of the amounts otherwise includable in the definition of “Indebtedness” pursuant to clauses (i)-(ii) above in respect of such Non-Wholly Owned Subsidiary (the “Non-Wholly Owned Subsidiary Indebtedness Amount”), calculated by multiplying (x) the percentage of the voting stock or other voting interests of the Non-Wholly Owned Subsidiary owned by the Company

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and (y) the Non-Wholly Owned Subsidiary Indebtedness Amount of such Non-Wholly Owned Subsidiary.

“Intermediate Holdco” means OPAL Fuels Intermediate Holdco LLC.

“Intermediate Loan” means that certain Credit and Guarantee Agreement dated as of September 1, 2023, among Intermediate Holdco, as Borrower, the Guarantors party thereto from time to time, Bank of America, N.A., as Administrative Agent, and the Lenders referred to therein.

“Junior Units” means the Common Units, any incentive units and any other class or series of units of the Company now existing or hereafter authorized over which the Series A-1 Preferred Units have preference or priority as to the payment of dividends and as to the distribution of assets upon any Liquidation.

“LTM” means, with respect to any reference date, the twelve (12) month Measurement Period ending on the last day of the most recently completed fiscal quarter prior to such reference date.

“Member” or “Members” has the meaning set forth in the Operating Agreement.

“MOIC” means with respect to a Series A-1 Preferred Unit, the aggregate amounts distributed or otherwise paid to the Holder of such Series A-1 Preferred Unit in respect of such Series A-1 Preferred Unit divided by the Original Issue Price.

“Moody’s” means Moody’s Investors Service, Inc., or its successor.

“NASDAQ” means any of The Nasdaq Global Select Market, The Nasdaq Global Market and
The Nasdaq Capital Market.

“National Securities Exchange” means a securities exchange that has registered with the SEC under Section 6 of the Exchange Act.

“Net Cash” means cash and cash equivalents on hand of the Company and its Subsidiaries (including, for the avoidance of doubt, any restricted cash); provided, however, Net Cash held by any Non-Wholly Owned Subsidiary shall only include a pro rata portion such cash, calculated by multiplying (x) the percentage of the voting stock or other voting interests of the Non-Wholly Owned Subsidiary owned by OPAL Fuels and (y) the cash on hand held by Non-Wholly Owned Subsidiary.

“Net Debt” means Indebtedness, minus Net Cash, in each case as of such calculation date.

“Net Permitted Available Cash” means cash from the operations of the Company and its Subsidiaries (and not including, for the avoidance of doubt, cash proceeds from assets sales, insurance proceeds or any other non-recurring cashflows), net of an amount of cash which the Company’s management certifies in writing which provides the Company with sufficient liquidity to fund all reasonably expected capital expenditures related to projects of the Company and its Subsidiaries which are under construction as of the applicable time of determination.

“NTM” means with respect to any reference date, the twelve (12) month Measurement Period starting on the first day of the fiscal quarter of such reference date.

“Original Issue Price” means $100.00 per Series A-1 Preferred Unit, subject to appropriate adjustment in the event of any exchange, reclassification, subdivision, combination or other adjustment to the Series A-1 Preferred Units.

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“Paragon JV” means OPAL Paragon RNG LLC.

“Parent” means OPAL Fuels Inc.

“Pari Passu Units” means any class or series of units of the Company now existing or hereafter authorized which ranks on par with the Series A-1 Preferred Units as to the payment of dividends or as to the distribution of assets upon any Liquidation, including the Series A Preferred Units.

“Person” means an individual, partnership, limited liability company, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Preferred Units” means any class or series of Units now existing or hereafter authorized which has preference or priority over the Common Units as to the payment of dividends or as to the distribution of assets upon any Liquidation.

“Qualified Transferee” means any Person (other than a natural person) that has a senior debt rating of at least Baa3 by Moody’s or at least BBB- or better by S&P or Fitch.

“Redemption Price” means (A) on or prior to 1st Anniversary Date, a per Unit price equal to a MOIC of 1.15, inclusive of all accrued and unpaid dividends, (B) after the 1st Anniversary Date, but on or prior to the 2nd Anniversary Date, at per Unit price equal to 102% of the aggregate Original Issue Price, or (C) at any time after the 2nd Anniversary Date, at a per Unit price equal to the Base Amount.

“Requisite Holders” means the Holder(s) of a majority of the then outstanding Series A-1 Preferred Units.

“S&P” means Standard & Poor’s Ratings Services (a division of The McGraw Hill
Companies), or its successor.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Units” means any class or series of units of the Company now existing or hereafter authorized which has preference or priority over the Series A-1 Preferred Units as to the payment of dividends or as to the distribution of assets upon any Liquidation.

“Series A Preferred Units” means the “Series A Preferred Units” designated and issued by the Company.

“Series A-1 Preferred Units” means the “Series A-1 Preferred Units” designated and issued by the Company.

“Subscription Agreement” means that certain Subscription Agreement, between the Company and Preferred Fuels LLC, dated March 6, 2026, as amended from time to time, with respect to the issuance and sale of Series A Preferred Units.

“Subsidiary” means, with respect to the Company, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) if a corporation, at least 50% of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination

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thereof, or (ii) if a partnership, limited liability company, association, joint venture or other business entity (other than a corporation), at least 50% of the partnership, joint venture or other similar ownership interest thereof (whether voting or economic) is at the time owned or controlled, directly or indirectly, by the Company or one or more Subsidiaries of the Company or a combination thereof. For purposes hereof, the Company and its Subsidiaries shall be deemed to have at least 50% ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if the Company or one or more Subsidiaries of the Company or a combination thereof shall be allocated at least 50% of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

“Tax” shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Tax-Exempt Entity” means (i) the United States, any state or political subdivision thereof, any possession of the United States, or any agency or instrumentality of any of the foregoing, (ii) any organization (other than a cooperative described in Code Section 521) which is exempt from tax imposed by Chapter 1 of the Code, including (A) any previously tax-exempt organization within the meaning of Code Section 168(h)(2)(E) and (B) any tax-exempt controlled entity within the meaning of Code Section 168(h)(6)(F)(iii) unless such entity makes or has in effect the election provided in Code Section 168(h)(6)(F)(ii), (iii) any foreign person or entity within the meaning of Code Section 168(h)(2)(C), (iv) any Indian tribal government described in Section 7701(a)(40) of the Code, (v) any other Person whose ownership of a membership interest in the Company would result in a disallowance, reduction or recapture of federal investment tax credits otherwise allowable to the Company or any Subsidiary and (vi) any partnership or other pass-through entity, any direct or indirect partner (or other holder of an equity or profits interest) of which is an organization or entity described in clauses (i) through (v) unless such Person owns its interest indirectly through a taxable “C” corporation that is not a tax-exempt controlled entity described in clause (ii)(B) (unless such entity has makes or has in effect a Code Section 168(h)(6)(F)(ii) election); provided, however, that any such Person described in clause (i), (ii), (iii) or (iv) shall not be considered a Tax-Exempt Entity to the extent the exception under Code Section 168(h)(2)(B) or 168(h)(1)(D) applies with respect to its share of income from the Company.

“Transaction Agreements” means any agreement, instrument, certificate, schedule, exhibit or other document relating to any one or more of the Transactions.

“Transaction Expenses” means the aggregate amount, without duplication, of all fees and expenses (including commissions) incurred by or on behalf of the Company or its Subsidiaries in connection with the negotiation, preparation or execution of the Transaction Agreements or the consummation of the Transactions, including the fees and expenses of outside legal counsel, accountants, advisors, brokers, placement agents, investment bankers, consultants, or other agents or service providers. For the avoidance of doubt, Transaction Expenses shall not include the Investor Transaction Fees or the Undrawn Commitment Fees (each as defined in the Subscription Agreement).

“Transactions” means the transactions contemplated by the Subscription Agreement.

“Units” means the Company’s “Units” as defined in the Operating Agreement.

Section 4. Dividends, Priority and Restrictions.

(a)Rate and Payment.

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(i)From and after the date of issuance of a Series A-1 Preferred Unit, the record holder thereof (the “Holder”) shall be entitled to receive cash dividends, which shall be cumulative and shall accrue on the Base Amount of each Series A-1 Preferred Unit at the rate of twelve percent (12%) per annum (accruing daily and compounding quarterly until paid in full from the date of issuance of such Series A-1 Preferred Unit, whether or not declared, and subject to such rate increases as may be provided for herein) on the Base Amount (the “Series A-1 Mandatory Cumulative Dividends”), to the fullest extent permitted by applicable law; provided, however, that the Company shall have the option, at its sole and exclusive election, on any Dividend Payment Date, in lieu of paying such portion in cash, to pay up to two percent (2%) per annum of the twelve percent (12%) per annum Series A-1 Mandatory Cumulative Dividends in such quarterly period that are accrued as of any such Dividend Payment Date on all outstanding Series A-1 Preferred Units by issuing a number of additional Series A-1 Preferred Units (or fraction thereof) to the Holders with an aggregate value equal to the portion of the Series A-1 Mandatory Cumulative Dividends which the Company has elected to pay in kind (the “PIK Preferred Coupon” and together with the Series A-1 Mandatory Cumulative Dividends, the “Preferred Coupon”) (with each additional Series A-1 Preferred Unit so issued as a part of the PIK Preferred Coupon valued at the Original Issue Price, and with any fractional Series A-1 Preferred Unit so issued being proportionately valued).

(ii)Any Series A-1 Preferred Units issued in payment of Series A-1 Mandatory Cumulative Dividends payable on any Dividend Payment Date shall be deemed to be issued as of such Dividend Payment Date and cumulative dividends shall accrue thereon from and after such date until redemption, repurchase or other retirement of the Series A-1 Preferred Units. To the extent not paid in cash (including as a result of such dividend payment not being permitted by applicable law) or by issuance of additional Series A-1 Preferred Unit pursuant to the PIK Preferred Coupon, the Series A-1 Mandatory Cumulative Dividends on the Series A-1 Preferred Unit shall continue to accrue and compound, whether or not declared. The Series A-1 Mandatory Cumulative Dividends shall be payable quarterly in arrears on each Dividend Payment Date, beginning, with respect to a Series A-1 Preferred Unit, with the first Dividend Payment Date following the date on which such Series A-1 Preferred Unit is issued; provided, that if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day (unless that day falls in the next calendar year, in which case payment of such dividend will occur on the immediately preceding Business Day), in each case, without any additional dividends accruing or other payment adjustment and the relevant Dividend Period will not be adjusted. The record date for payment of dividends on the Series A-1 Preferred Units shall be the fifteenth day of the calendar month preceding the month in which the Dividend Payment Date falls. The amount of dividends payable shall be computed on the basis of a 360-day year of twelve 30-day months. Dollar amounts resulting from that calculation shall be rounded to the nearest cent, with one-half cent being rounded upward.

(iii)For U.S. federal income tax purposes, the Company shall treat the Series A-1 Mandatory Cumulative Dividends as guaranteed payments for the use of capital within the meaning of Code Section 707(a), unless otherwise required pursuant to a final determination within the meaning of Code Section 1313(a).

(b)Priority and Restrictions. So long as any Series A-1 Preferred Units remain outstanding, subject to the qualifications and exceptions set forth in this Certificate of Designations:

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(i)no dividend or distribution shall be paid or set aside for payment on any Units or other equity securities of the Company other than (u) distributions to Pari Passu Units (v) tax distributions, (w) any distributions to Parent to fund Parent’s payment of any costs, fees, operating expenses or other public company reporting and compliance-related expenses of the Parent, (x) distributions to fund Parent’s obligations pursuant to that certain Tax Receivables Agreement, by and between Parent and the Persons named therein, dated July 21, 2022, (y) any Permitted Return of Capital to Equity, or (z) dividends or distributions permitted to be paid hereunder;

(ii)no Units (other than Series A-1 Preferred Units) shall be repurchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly, other than (A) following thirty (30) days after the 5th Anniversary Date, Pari Passu Units, provided no Delayed Redemption Units are then outstanding, (B) contemporaneous with a Change of Control (provided that if Holders elect to have their Series A-1 Preferred Units redeemed in conjunction with such Change of Control as provided in Section 6(b)(i) below, all such Series A-1 Preferred Units for which Holders have elected redemption are so redeemed prior to or contemporaneously with any repurchase, redemption or other acquisition of any other class or series of Units pursuant to such Change of Control), (C) as a result of a reclassification of Junior Units into other Junior Units or the exchange or conversion of one Junior Unit for or into another Junior Unit or (D) through the use of the proceeds of a substantially contemporaneous sale of, in the case of Junior Units, other Junior Units, and in the case of Pari Passu Units, other Pari Passu Units or Junior Units, provided that in the case of this clause (D) that there are no Delayed Redemption Units outstanding and such repurchase, redemption or acquisition is not of Series A Preferred Units.

(c)No Other Rights to Distributions. Except as set forth in Section 4(a) and Section 5. , or as otherwise set forth in the Operating Agreement, a Holder shall not be entitled to any dividends or distributions with respect to the Series A-1 Preferred Units (including tax distributions and whether upon dissolution, liquidation or winding up of the Company or otherwise).

(d)Dividend Rate upon a Trigger Event. In the event the Company fails to redeem any Preferred Units within 90 days of receipt of a Mandatory Redemption Request delivered in accordance with Section 6(b) hereof, or (i) any Indebtedness or series of Indebtedness of the Company which collectively is material to the financial condition of the Company and its Subsidiaries, taken as a whole, is accelerated by any such lender, or (ii) the Company materially breaches any of its obligations to a Holder pursuant to Section 7(b) (each of clause (i) and (ii), a “Trigger Event”), then beginning on the date of such failure or Trigger Event, as applicable, and ending on the date such failure or Trigger Event, as applicable, is cured (if curable), (I) the Preferred Coupon shall increase at an additional rate of .50% per quarter after such breach subject to a maximum of 4.00% per annum (the “Penalty Rate”), (II) the amount of such accrued but unpaid cash distributions shall accrue, accumulate, and compound quarterly at the Preferred Coupon plus the Penalty Rate, and (III) any Excess Cash Flow of the Company and its Subsidiaries shall be used to redeem the Series A-1 Preferred Units at the Redemption Price until such failure or Trigger Event, as applicable, is cured.

Section 5. Distributions upon Dissolution. Upon dissolution, liquidation or winding up of the Company (a “Liquidation”), to the fullest extent permitted by applicable law, the Holders shall be entitled to receive from any proceeds resulting from the Liquidation of the Company (“Liquidation Proceeds”), before any Liquidation Proceeds shall be distributed in respect of any Junior Units, an amount per Series A-1 Preferred Unit equal to the Base Amount as of the date of Liquidation (the “Liquidation Payment”). If,

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following (i) the satisfaction of the Company’s Indebtedness and liabilities (including the satisfaction of all indebtedness to Members and/or their Affiliates to the extent otherwise permitted by law) including the expenses of liquidation, and including the establishment of any reserves which the Managing Member (or liquidation agent) may deem reasonably for any contingent, conditional or unmatured Contractual liabilities or obligations of the Company and (ii) the payment to the holders of any Senior Units of the full amounts to which they may be entitled upon such Liquidation, the remaining Liquidation Proceeds are insufficient to pay Holders and the holder of any Pari Passu Units in full the Liquidation Payment per Series A-1 Preferred Unit and the liquidation preference amount payable to the holders of any Pari Passu Units, then the Company shall allocate any remaining Liquidation Proceeds on a pro rata basis among the holders of Series A-1 Preferred Units and Pari Passu Units then outstanding.

Section 6. Redemption.

(a)Optional Redemption. To the fullest extent permitted by applicable law, the Series A-1 Preferred Units may be redeemed, in whole or in part, at the Company’s election (in its sole and absolute discretion), at any time, at a price, payable solely in cash, equal to the Redemption Price. Any such redemption election by the Company (i) shall be made ratably across all Holders based on the number of Series A-1 Preferred Units held by each Holder such that the Company shall redeem the same percentage of Series A-1 Preferred Units held by each Holder, and (ii) may be made contingent upon the happening of any event or circumstance (including a Change of Control). If on any Optional Redemption Date, any applicable law of the State of Delaware governing distributions to members of a limited liability company does not permit the Company to redeem all of the Series A-1 Preferred Units to be redeemed, the Company shall ratably redeem the maximum number of Series A-1 Preferred Units that it may redeem consistent with such law, and shall redeem the remaining Series A-1 Preferred Units as soon as it may lawfully do so under such law (with the Series A-1 Mandatory Cumulative Dividends continuing to accrue and compound during such interim period). The Company shall send written notice of its redemption election (the “Optional Redemption Notice”) to each Holder not less than ten (10) or more than sixty (60) days prior to each Optional Redemption Date (defined below). Each Optional Redemption Notice shall state:

(i)the number of Series A-1 Preferred Units held by such Holders that the Company shall redeem on the Optional Redemption Date specified in the Optional Redemption Notice;

(ii)the Optional Redemption Date and the Redemption Price; and

(iii)to the extent such Holder holds its Series A-1 Preferred Units in certificated form, the certificate or certificates representing the Series A-1 Preferred Units to be redeemed which will be surrendered to the Company in the manner and at the place designated by the Company.

The date of each such redemption provided in the Optional Redemption Notice shall be referred to as an “Optional Redemption Date.”

(b) Mandatory Redemption.

(i) A Holder may request redemption (in whole or in part) of the Series A-1 Preferred Units held by such Holder (i) upon a Change of Control, (ii) at any time on or following a Trigger Event remaining uncured for sixty (60) days or (iii) at any time on or following the 5th Anniversary Date, each by delivering written notice to the Company requesting redemption (each, a “Mandatory Redemption Request”). Upon receipt of a Mandatory Redemption Request, the Company shall redeem, to the fullest extent permitted by applicable law, subject to Sections 6(b)(ii) – (iv), the number of Series A-1 Preferred

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Units requested by the Holder to be redeemed in the Mandatory Redemption Request at the applicable Redemption Price (in each case, payable in cash, provided that each Holder being redeemed may consent with respect to itself to receive non-cash consideration).

(ii) In connection with a Change of Control, the Company shall provide written notice (a “Change of Control Notice”) to Holders at least thirty (30) days prior to the anticipated date of consummation of the Change of Control (such anticipated date, the “Closing Date”) stating, (A) the Closing Date, (B) that Holders may elect to have all, or a portion of, their Series A-1 Preferred Units redeemed upon the consummation of the Change of Control by delivering to the Company a Mandatory Redemption Request no later than five (5) Business Days prior to the Closing Date specified in the written notice, (C) the Redemption Price, and (D) for Holders which hold Series A-1 Preferred Units in certificated form, if any, the certificate or certificates representing the Series A-1 Preferred Units to be redeemed which will be surrendered to the Company in the manner and at the place designated by the Company. In the event that any Holder does not timely elect to having his, her or its Series A-1 Preferred Units redeemed after receipt of a Change of Control Notice, then such Holder shall be deemed as to have elected to have the Company redeem all of the Series A-1 Preferred Units held by such Holder.

(iii) In the case of a Mandatory Redemption Request other than in connection with a Change of Control, within ten (10) Business Days of the Mandatory Redemption Request, the Company shall send to the Holder making such Mandatory Redemption Request a written confirmation notice (the “Confirmation Notice”) stating, (A) the Redemption Price,(B) the date such Series A-1 Preferred Units shall be redeemed, which date shall not be later than ninety (90) days from the date that the Company receives the Mandatory Redemption Request, and (C) for Holders which hold Series A-1 Preferred Units in certificated form, if any, the certificate or certificates representing the Series A-1 Preferred Units to be redeemed which will be surrendered to the Company in the manner and at the place designated by the Company.

(iv) If on any Redemption Date, any applicable law of the State of Delaware governing distributions to Members does not permit the Company to redeem all of the Series A-1 Preferred Units to be redeemed, the Company shall ratably redeem the maximum number of Series A-1 Preferred Units that it may redeem consistent with such law on a pro rata basis between all Holders of Series A-1 Preferred Units, and shall redeem the remaining Series A-1 Preferred Units as soon as it may lawfully do so under such law; provided, however, that in connection with a Change of Control Notice, the Company shall not permit the consummation of such Change of Control to occur unless and until all Series A-1 Preferred Units requested by the Holder to be redeemed in the Mandatory Redemption Request are redeemed at the Redemption Price.

(c) Surrender of Certificates. On or before the applicable Optional Redemption Date or the date of any redemption pursuant to a Mandatory Redemption Request (each a “Redemption Date”), each Holder of Series A-1 Preferred Units to be redeemed on or in connection with such Redemption Date, shall, if a Holder holds Series A-1 Preferred Units in certificated form, surrender the certificate or certificates representing such units (or, if such Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company, in the manner and at the place designated in the Optional Redemption Notice, Change of Control Notice or Confirmation Notice, as applicable, and thereupon the Redemption Price for such units shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the Series A-1 Preferred Units represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed Series A-1 Preferred Units shall promptly be issued to such Holder.

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(d) Mandatory Redemption Delay. If any Series A-1 Preferred Units subject to a Mandatory Redemption Request are not redeemed in connection with such corresponding Mandatory Redemption Request within the time periods set forth in Section 6(b) for any reason, all such unredeemed Series A-1 Preferred Units (the “Delayed Redemption Units”) shall remain outstanding and entitled to all the rights and preferences provided herein, including Section 4(d).

(e) Paying Agent. If on the applicable Redemption Date the Redemption Price payable upon redemption of the Series A-1 Preferred Units to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the Series A-1 Preferred Units so called for redemption shall not have been surrendered, dividends with respect to such Series A-1 Preferred Units shall cease to accrue after such Redemption Date and all rights with respect to such Series A-1 Preferred Units shall forthwith after the Redemption Date terminate, except only the right of the Holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

Section 7. Voting and Approval Rights Regarding Certain Actions by the Company.

(a) General. The Holders shall not be entitled to vote on any matter except as set forth in Sections 7(b), (c) and (g) below or as required by applicable law.

(b) Protective Provisions. During the period commencing on the A&R Date and continuing for so long as any Series A-1 Preferred Units are outstanding, the Company shall not and shall not have authority or authorization to, and shall not permit any of its Subsidiaries to, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be):

(i) Issue, incur or authorize any Indebtedness, except for (x) Indebtedness that does not result, as of the date of incurrence, in the Company’s Net Debt (excluding any Indebtedness incurred by the Company or its Subsidiaries as a result of the exercise its option to acquire the project operated by Wasatch Resource Recovery LLC) exceeding the then applicable Incurrence Limitation, (y) Indebtedness incurred to refinance any Indebtedness existing on the A&R Date (or any replacement therefor or refinancing thereof); provided that the Company shall use commercial best efforts to cause such Indebtedness to be on terms and conditions that do not restrict the Company’s ability to pay any dividends or distributions to the Holders in accordance with this Certificate of Designations, and (z) Indebtedness incurred by the Company or its Subsidiaries as a result of the exercise its option to acquire the project operated by Wasatch Resource Recovery LLC;

(ii) Issue any Senior Units or Pari Passu Units (except as pursuant to the Subscription Agreement);

(iii) Redeem any equity interests of the Company, other than a redemption pursuant to Section 6(a) or (b), a redemption funded by proceeds from the sale of Junior Units, or a Permitted Return of Capital to Equity;

(iv) Consummate any transactions with its Affiliates (excluding (A) commercial agreements entered into in the ordinary course of business on arms-length terms, (B) renewals or extensions of any other Contractual relationships existing on or prior to the date hereof,(C) a redemption pursuant to Section 6(a) or (b), or (D) transactions approved by the Parent’s audit committee);

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(v) Amend, waive or terminate the Company’s Operating Agreement (including this Certificate of Designations or the Certificate of Designation of Series A Preferred Units, as may be amended and/or restated from time to time) in a manner that adversely affects the rights of the Holders;

(vi) Materially change the nature of the Company’s and its Subsidiaries business,taken as a whole;

(vii) Create, or hold equity in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company (or substantially wholly owned other than de minimis holdings of a second holder as may be required by non-U.S. law), other than any joint ventures between an Affiliate of the Company and a third party with respect to any project;

(viii) Sell any equity interest in any Subsidiary of the Company, other than equity interests in any joint ventures of the Company and a third party on arms-length terms (provided that neither the Company nor any Subsidiary thereof shall be permitted to sell any equity interest in Paragon JV without written consent or affirmative vote of the Requisite Holders, provided as contemplated by this Section 7(b));

(ix) Sell or dispose of assets that are, individually or in the aggregate, material to the Company or the Subsidiary selling or disposing of such assets other than at fair market value of such asset, other than in the in the ordinary course of business;

(x) Change the tax characterization of the Company or hire or terminate the Company’s independent public accountant(s);

(xi) Dissolve, liquidate or wind up the business and affairs of the Company;

(xii) Approve any event related to bankruptcy of the Company; or

(xiii) Enter into any side letter or agreement in connection with the sale and/or issuance of Units, except solely to the extent the side letter or agreement is to exempt a Member from plan asset rules subject to Employee Retirement Security Act of 1974.

(c) Triggered Protective Provisions. During the period (x) commencing on such date that is the 30th day following the date of the Mandatory Redemption Request (the “Triggered Date”) after the failure to redeem any Preferred Units during such period, and (y) ending upon such date that the Company has redeemed the Series A-1 Preferred Units which are subject to the Mandatory Redemption Request or the Requisite Holders have waived the covenants listed below, the Company shall not, and shall not consent to or otherwise permit any of its Subsidiaries to, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be):

(i) Issue any equity securities or incur any new Indebtedness, other than(A) where the all of the net proceeds of such issuance or incurrence is used to redeem the Series A-1 Preferred Units, (B) to refinance Indebtedness existing on the Triggered Date, which shall not include any increase of the principal amount of such Indebtedness except for accrued interest and fees not to exceed 5% of the existing principal amount (provided that the Company shall use commercial best efforts to cause such Indebtedness to be on terms and conditions that do not restrict the Company’s ability to pay any dividends or distributions to the Holders in accordance with this Certificate of Designations), or (C) where all of the net proceeds of such issuance or incurrence is

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used to pay the operating expenses and capital expenditures of the Company and its Subsidiaries which are necessary or appropriate to maintain the existing assets of the Company;

(ii) Create or grant any liens or security interests on any assets of the Company, except in connection with the incurrence of Indebtedness permitted by the immediately preceding clause (i);

(iii) Declare or pay any tax distributions;

(iv) Consummate any sale or dispositions of material assets, except in instances where the proceeds of such dispositions will be used to redeem the Series A-1 Preferred Units; or to repay any Indebtedness of the Company or its Subsidiaries which was existing on the Triggered Date; or

(v) Incur or agree to incur any additional discretionary, non-maintenance capital expenditures outside the ordinary course of business.

(d) No Vote if Units Redeemed. No vote or consent of the Holders shall be required pursuant to this Section 7 if, at or prior to the time when the act with respect to which such vote or consent would otherwise have been required is effected, the Company shall have redeemed or shall have called for redemption all outstanding units of Series A-1 Preferred Units, with proper notice and sufficient funds having been set aside or deposited for such redemption, in each case pursuant to Section 6 above.

(e) Procedures for Voting and Consents. The administrative rules and procedures for calling and conducting any meeting of the Holders (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such meeting, the obtaining of written consents and any other administrative aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Managing Member may adopt from time to time, which such administrative rules and procedures shall conform to the requirements of the Company’s Certificate of Formation or Operating Agreement and to applicable law; provided, however, that no such rules or procedures may include any process by which the failure of any party to respond or vote shall be deemed an approval of any matter.

(f) Permitted Return of Capital to Equity. In the event that the management of the Company certifies that (i) the ratio of consolidated Net Debt plus the aggregate Original Issue Price of the then outstanding Series A-1 Preferred Units to each of Parent’s LTM Adjusted EBITDA and NTM Adjusted EBITDA is less than 3.0:1.0 and (ii) the Company and its Subsidiaries have Net Permitted Available Cash which is available for a distribution in respect of the Parent’s equity securities, the Company may make a distribution of Net Permitted Available Cash in respect of the Parent’s equity securities if Company first makes an offer in writing to the Holders to use such amount Net Permitted Available Cash to redeem the outstanding Series A-1 Preferred Units (in whole or in part) for a per unit price amount equal to the Original Issue Price. The Requisite Holders shall have ten (10) Business Days from the receipt of such written redemption offer to accept the offer in writing, and the Company shall redeem the amount of Series A-1 Preferred Units specified in the redemption offer within five (5) Business Days from the receipt of the written acceptance of such redemption offer by the Requisite Holders. To the extent that Requisite Holders do not timely respond or decline the redemption offer in writing, the Company and/or Parent shall be allowed to utilize such amount of Net Permitted Available Cash to pay dividends in respect to the Parent’s equity securities, redeem or repurchase the Parent’s equity securities or engage in similar transactions with respect to the Parent’s equity securities, in each case as approved by the board of directors of the Parent (such transaction permitted by this Section 7(f), a “Permitted Return of Capital to Equity”).

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(g) Refinancing of Intermediate Loan. Subject to Sections 7(b)(i) and 7(c)(i), to the extent a refinancing of the Intermediate Loan involves public credit ratings from any credit rating agency and such credit ratings at Intermediate Holdco (or one or more of its direct or indirect parent companies or subsidiaries, including but not limited to the Company) is or remains less than B+ (or equivalent), the Company shall not, and shall not consent to or otherwise permit any of its Subsidiaries to, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be):

(i) Combine Paragon JV with Intermediate Holdco;

(ii) Pledge any of the Paragon JV equity securities for the benefit of the rated refinancing of the Intermediate Loan;

(iii) Refinance the Indebtedness of Paragon JV if it causes the Net Debt of Paragon JV to exceed the higher of (i) 3x the LTM Adjusted EBITDA of Paragon JV and(b) the outstanding balance of the Indebtedness of Paragon JV as of immediately prior to such refinancing; and

(iv) If, in connection with the refinancing of any Indebtedness of Paragon JV, Paragon JV distributes all or a portion of the proceeds from refinancing to the Company or its Subsidiaries (“Paragon JV Refinancing Proceeds”), fail to apply such Paragon JV Refinancing Proceeds as follows: (A) pay any operating expenses of the Company which have not already been reimbursed by Intermediate Holdco and (B) pay the cash portion of any Series A-1 Mandatory Cumulative Dividends which are then due and payable, in the case of each clauses (A) and (B), prior to using a Paragon JV Refinancing Proceeds to pay any discretionary, non-maintenance capital expenditures or make a capital contribution to or otherwise invest in any Subsidiary of the Company, other than Paragon JV.

Section 8. Preemption and Conversion; No Forced Conversion or Exchange. The Holders shall not have any rights of preemption or rights to convert such Series A-1 Preferred Units into units of any other class or series of the Company.

Section 9. Repurchase. Subject to the limitations imposed herein, the Company may redeem Series A-1 Preferred Units from time to time to such extent, in such manner, and upon such terms as the Managing Member may determine; provided, however, that the Company shall not use any of its assets for any such purchase when there are reasonable grounds to believe that such purchase is not permitted by applicable law.

Section 10. Transfer Restrictions. The Holders of Series A-1 Preferred Units may transfer or assign any or all Series A-1 Preferred Units without the prior written consent of the Company in accordance with the terms and conditions of the Operating Agreement and this Certificate of Designations so long as such transferee or assignee is not a competitor of the Company or Parent and so long as such transferee or assignee executes and delivers a (i) a joinder to the Operating Agreement, and (ii) an attestation and acknowledgement of its obligations under Section 11 hereunder. Upon any transfer of the Series A-1 Preferred Units, no transferee of such Series A-1 Preferred Units shall enter into or engage in any “short sale” (as defined in Rule 200 of Regulation SHO under the Exchange Act) of, or enter into any hedging or similar transaction with the same economic effect as a “short sale” of, the Class A Common Stock of Parent (“Opal Common Stock”), or engage in any transaction involving Opal Common Stock for which the purpose is to offset the loss which results from a decline in the market price of the Opal Common Stock, or otherwise establish or increase, directly or indirectly, a put equivalent position, as defined in Rule 16a-1(h) under the Exchange Act, with respect to the Opal Common Stock.

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Section 11. Affirmative Covenants Regarding Confidentiality and Compliance with Securities Laws. Each Holder covenants and agrees that: (i) it shall keep confidential, and shall cause its affiliates, representatives, agents, and advisors to keep confidential, all confidential information and material, non-public information (“MNPI”) concerning the Company received by such Holder in connection with this Agreement or otherwise, and shall not disclose such information to any third party except (A) as required by applicable law, regulation, or judicial or regulatory order (provided that such Holder shall, to the extent legally permissible, provide the Company with prompt written notice of any such required disclosure to permit the Company to seek a protective order or other appropriate remedy), (B) to such Holder’s affiliates, directors, officers, employees, advisors, and representatives who have a legitimate need to know such information and who are informed of the confidential nature thereof and agree to be bound by confidentiality obligations substantially similar to those set forth herein, or (C) with the prior written consent of the Company; (ii) it shall comply with all applicable federal and state securities laws in connection with any purchase, sale, or other disposition of securities of the Company, including without limitation the prohibitions on insider trading under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and the disclosure requirements of Regulation FD promulgated under the Exchange Act; (iii) it shall refrain from purchasing, selling, or otherwise trading in any Company Securities while in possession of MNPI concerning the Company, except in compliance with applicable law (including pursuant to a pre-established Rule 10b5-1 trading plan that was entered into at a time when such Holder was not in possession of MNPI, if applicable); (iv) it shall implement and maintain policies and procedures reasonably designed to prevent the misuse of MNPI, including the establishment of information barriers or "walls" between personnel who possess MNPI and personnel responsible for trading decisions, where appropriate; and (v) it shall promptly notify the Company in writing if such Holder believes it has received MNPI that the Company has not publicly disclosed and that may subject such Holder to trading restrictions.

Section 12. Subordination. In the event (i) that a court of competent jurisdiction makes a determination or ruling that has the effect of treating the Series A-1 Preferred Units as indebtedness of the Company owing to the holders thereof and not an equity interest in the Company or (ii) if it is requested to be acknowledged by Lenders (as defined below), any and all amounts due for or represented by the Series A-1 Preferred Units are hereby expressly subordinated in right of payment to the prior payment in full of all of the Company’s or its Subsidiaries’ present or future Indebtedness permitted by the terms of Section 7(b)(i), Section 7(c)(i) and/or Section 7(g)(iii) hereof, as applicable (“Senior Indebtedness”), owed to banks, insurance companies, lease financing institutions or other lending institutions regularly engaged in the business of lending money (the “Lenders”); provided, however, that a Holder may continue to receive regularly scheduled dividend payments and redemption payments in accordance with this Certificate of Designations and the Operating Agreement so long as a default or event of default under the Senior Indebtedness has not occurred and is then continuing with respect to such Senior Indebtedness. The Lenders shall be deemed express third-party beneficiaries of this Section 12.

Section 13. U.S Federal Tax Status. By accepting and/or holding Series A-1 Preferred Units, each Holder of Series A-1 Preferred Units:

(a) represents and warrants that it is not, and further covenants it will not become, a Tax-Exempt Entity;
(b) covenants that it will use commercially reasonable efforts to comply with requests from the Company as reasonably necessary to determine any “at-risk” limitation under Code Section 49 with respect to any investment tax credits under the Code otherwise allowable with respect to any property owned directly or indirectly by the Company in connection with any transfer of such credits as permitted by Code Section 6418;

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(c) represents and warrants that it is not, and further covenants it will not, become a specified foreign entity as defined in Code Section 7701(a)(51)(B) or a foreign-influenced entity as defined in Code Section 7701(a)(51)(D) (without regard to clause (i)(II) thereof); and
(d) covenants that such Holder’s ownership of the Series A-1 Preferred Units will not cause the Company to become a specified foreign entity as defined in Code Section 7701(a)(51)(B) or a foreign-influenced entity as defined in Code Section 7701(a)(51)(D) (without regard to clause (i)(II) thereof).

Section 14. Prior COD. Upon the effectiveness of this Certificate of Designations, the Prior COD shall be deemed amended and restated and superseded and replaced in its entirety by this Certificate of Designations, and shall be of no further force or effect.

Section 15. Integration. By accepting and/or holding units, each Holder hereby agrees to be bound by the terms and conditions of this Certificate of Designations and the Operating Agreement. This Certificate of Designations and the Operating Agreement constitute the entire understanding between the Company and the Holders as to the subject matter set forth herein and therein, and supersede any prior agreements, commitments or negotiations in respect thereof.

Section 16. Notices. Unless otherwise specified herein, any notice or communication required to be given pursuant to the terms of this Certificate of Designations shall be given in accordance with the notice requirements set forth in the Operating Agreement.

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IN WITNESS WHEREOF, OPAL Fuels LLC has caused this Certificate of Designations to be executed by its duly authorized officer on this 18th day of May, 2026.

OPAL FUELS LLC

By: J.G. Maurer

Name: J.G. Maurer
Title: Co-CEO

SMRH:4896-6716-3281.5